AMENDMENT #1 TO THE CONVERTIBLE NOTE
ISSUED ON DECEMBER 7, 2018

THIS AMENDMENT #1 TO THE CONVERTIBLE NOTE ISSUED ON December 7, 2018 (the "Amendment") is entered into on November 22, 2019 (the "Effective Date") by and between Alpine 4 Technologies Ltd., Inc., a Delaware corporation (the "Company"), and EMA Financial, LLC, a Delaware limited liability company (the "Holder") (collectively the "Parties").

BACKGROUND

A.   The Company and Holder are the parties to that certain convertible note originally issued by the Company to the Holder on December 7, 2018, in the original principal amount of $130,000.00 (the "Note"); and

B.   The Parties desire to amend the Note as set forth expressly below.

NOW THEREFORE, the Parties agree as follows:

1.   The Company hereby acknowledges that the Note is outstanding in the amount of $310,000.00 pursuant to the terms of the Note.

2.   The Company shall pay $115,000.00 (the "Cash Payment") to the Holder on or before November 25, 2019 (the "Payment Deadline").

3.   The Company shall allocate 1,200,000 shares of the Company's Class A common stock (the "Reserve Shares") to the Holder's share reservation with the Company's transfer agent on or before December 27, 2019 (the "Reserve Deadline").

4.   The Conversion Price (as defined in the Note) of the Note shall mean $0.15 per share.

5.   The Interest Rate (as defined in the Note) shall be increased to 15% as of the Effective Date.

6.   The Company represents and warrants that Exhibit A to this Amendment identifies the names of all other convertible debt holders of the Company that were formerly variable convertible debt holders (collectively, the "Company Debtholders") as well as contains the fully signed amendments between the Company and the Company Debtholders whereby the Company Debtholders have agreed to the extinguishment of all of the convertible debt held by the Company Debtholders (the "Other Debt") pursuant to a combination of cash payment and the conversion of all of the remaining Other Debt into the Company's Class A common stock at a fixed conversion price of at least $0.15 per share.

7.   If (i) the Holder has not received the Cash Payment from the Company on or before the Payment Deadline, (ii) the Holder has not received the Reserve Shares from the Company on or before the Reserve Deadline, and/or (iii) Exhibit A to this Amendment is not accurate, then Section 4 of this Amendment shall be null and void and of no further force or effect.

8.   This Amendment shall be deemed part of, but shall take precedence over and supersede any provisions to the contrary contained in the Note. Except as specifically modified hereby, all of the provisions of the Note, which are not in conflict with the terms of this Amendment, shall remain in full force and effect.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Alpine 4 Technologies Ltd., Inc.   **EMA Financial, LLC**

By: _____   By: _____
Name: <u>Kent Wilson</u>   Name: <u>Felicia Preston</u>
Title: <u>Chief Executive Officer</u>   Title: <u>Director</u>

Exhibit A

(see attached)

Exhibit A

(see attached)

Power Up had a total balance owing, including all interest and penalties, of $167,990. The Company and the noteholder agreed that Note #1 would be settled with over a 13-week period beginning on August 12, 2019, with 13 weekly payments of $4,000 per week and a final lump-sum payment of $115,990.

GS Capital Partners had an original balance of $670,000 total balance owing, including all interest and penalties, of $651,291.72. The Company and the noteholder entered into a settlement agreement, pursuant to which the parties agreed that would be settled with a cash payment by the Company of $300,000, paid on Nov 8, 2019; a $350,000 fixed-price, one-year convertible note with an interest rate of 15%, convertible at a price per share of $0.15, The note holder had previously submitted a conversion notice on August 5, 2019, for 4,500,000 million shares. The noteholder and the Company agreed to amend the conversion notice from 4,757,877 to 2,000,000 shares, which shares will be issued to the noteholder as a good faith issuance.

Labrys had two notes the first note had an original balance of $337,500 and was settled for 12 monthly payments of $18,000 starting on December 27th 2019. The second note had an original balance of $220,000 and has been settled for 12 monthly payments of $17,000 starting on December 27th 2019. The note holder also issued a new Senior Secured Promissory Note in the principal amount of $600,000, with the following terms: term of one year; a fixed conversion price of $0.15, and a 15% interest rate. The note holder had previously submitted a conversion notice seeking the issuance of 4,550,000 shares of the Company's Class A common stock in connection with the note for $337,500 the note holder and the Company agreed to amend the conversion notice to be for 2,400,000 shares which shares will be issued to the noteholder as a good faith issuance.

Jefferson Street: had a total balance owing, including all interest and penalties, of $252,870.48. The Company and the noteholder agreed that it would be settled with a cash payment of $80,000 paid on Nov 12, 2019; and the issuance of a two new notes in the principal amounts of $35,000 and $137,870.48 with the following terms: term of one year; a fixed conversion price of $0.15 cents, and a 15% interest rate and the future issuance of 300,000 Class A Common Shares and 30,000 Class C Common Stock.